EXHIBIT 99.2

News Release

Algonquin Power & Utilities Corp. Announces $85 Million Offering of Common Shares

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities law.

OAKVILLE, Ontario - October 6, 2011 - Algonquin Power & Utilities Corp. (“APUC) (TSX : AQN) today announced that it has entered into an agreement to sell to a syndicate of underwriters led by Scotia Capital Inc. and BMO Capital Markets, on a bought deal basis, 15,100,000 common shares at $5.65 per common share for gross proceeds of approximately $85 million (the “Offering”). APUC has granted the underwriters an option, exercisable in whole or in part at any time up until 30 days after the closing date, to purchase up to an additional 2,265,000 common shares on the same terms and conditions. If such option is exercised in full, the total gross proceeds of the Offering will be approximately $98 million.

The proceeds of the Offering will be used to fund a portion of the investment related to previously announced growth initiatives for both Liberty Utilities and Algonquin Power Co. and for other general corporate purposes. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected to occur on or about October 27, 2011.

“The acquisition of Granite State Electric Company, EnergyNorth Natural Gas Inc. and the mid-states ATMOS Energy Corporation’s natural gas distribution businesses by Liberty Utilities significantly expands the utility business footprint of APUC. The material increase in the proportion of our regulated utility earnings arising from these initiatives will further improve the long term, stable nature of the cash flows of APUC.”, commented Chief Executive Officer Ian Robertson. “Continuing growth in earnings and cash flows underpins our strategy of delivering an attractive total shareholder return from our balanced portfolio of regulated utility and independent power assets.”

The Common Shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Contact:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statement, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.